

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 12, 2017

<u>Via E-mail</u>
Robert F. Apple
Chief Executive Officer
Antares Pharma, Inc.
100 Princeton South, Suite 300
Ewing, NJ 08628

   Re: Antares Pharma, Inc.
     Registration Statement on Form S-3
     Filed May 9, 2017
     File No. 333-217808

Dear Mr. Apple:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Caleb French at (202) 551-6947 with any questions.

        Sincerely,

        /s/ Caleb French for

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: Joanne R. Soslow, Esq.
   Morgan, Lewis & Bockius LLP